12012 Sunset Hills Road
Suite 800
Reston, VA 20190-5869

703.234.7000
703.234.7519 Fax

www.si-intl.com

May 12, 2006

Via Facsimile and EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:            Stephen Kirkorian
                            Accounting Branch Chief

Re:         SI International, Inc.

 Form 10-K (File No. 000-50080) for Year Ended December 31, 2005

 Response to Staff Comments of April 17, 2006

Ladies and Gentlemen:

SI International, Inc. (the “Company”) hereby submits this letter in response to the comments contained in the Staff’s letter of April 17, 2006, regarding the Company’s Form 10-K for the year ended December 31, 2005.

In order to facilitate the Staff’s review of this letter, we have included the text of the Staff’s comments in its letter of April 17, 2006, and the order of the responses corresponds to the order of the Staff’s comments and follows the same numbering.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 9A. Controls and Procedures.

1.              We note your statement on pages 51 and 52 that you carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures, however, you have not provided a conclusion regarding such evaluation as required by Item 307 of Regulation S-K. Amend your filing to report your conclusions about the effectiveness of your disclosure controls and procedures.

Complied with. A sentence, which included the conclusion regarding the effectiveness of the Company’s disclosure controls and procedures, was inadvertently omitted from the Form 10-K. We have filed a Form 10-K/A on May 12, 2006 that includes the following sentence at the end of the section “Evaluation of Disclosure Controls and Procedures” in Item 9A. Controls and Procedures:

“Based upon the evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that as of December 31, 2005 the Company’s disclosure controls and procedures were effective at the reasonable assurance level.”

2.               We also note your disclosure that no matter how well conceived and operated, a control system can only provide reasonable, not absolute, assurance that the objectives of the controls systems are met. Revise to state clearly, if true, that your disclosures controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures were effective at the reasonable assurance level. Amend your filing as appropriate.

Complied with. To clarify that the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, the Form 10-K/A revises the second and third sentences in the section “Disclosure Controls and Procedures and Internal Control Over Financial Reporting” in Item 9A. Controls and Procedures of the Form 10-K as follows:

“Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Our disclosure controls and procedures are also designed to provide reasonable assurance that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.”

In addition, as described in the response to the Staff’s first comment, the Form 10-K/A includes the conclusion regarding the effectiveness of the Company’s disclosure controls and procedures.

Financial Statements

Consolidated Statements of Operations, page F-5

3.               Please explain to us how the expense classifications reported within your statement of operations comply with the guidance in Rule 5-03 of Regulation S-X. In addition, explain how you have complied with the requirements of Item 302(a)(1) of Regulation S-K in reporting your quarterly financial data on page F-26.

Expense Classifications

Our Statement of Operations reports six expense line items:

   *   Direct costs

   *   Indirect costs

   *   Depreciation

   *   Amortization

   *   Interest expense

   *   Provision for income taxes

We believe that these six descriptive categories comply with the guidance in Rule 5-03 of Regulation S-X, as explained further below.

“Direct costs” represent those costs associated directly with resources consumed in the production of revenue and are thus equivalent to the category of “cost of goods sold,” that is used in Regulation S-X. “Indirect costs” include selling, general and administrative and other indirect expenses that are equivalent to the category of “selling, general and administrative expenses” that is used in Regulation S-X. Both “depreciation” and “amortization” are “other operating costs and expenses” of particular interest to our investors and creditors, as described in Regulation S-X. “Interest expense” and the “provision for taxes” are the same nomenclature used in Regulation S-X.

The use of “direct costs” and “indirect costs” is perhaps unique to the government information technology services industry. This language has been used for many years and there is general understanding of these captions by our customers (primarily the federal government), investors, creditors, employees, suppliers and managers. There is a very long history in the Federal Market of these terms and the many rules and regulations that define them. For example, The Federal Acquisition Regulations (“FAR”) and the rules of the Cost Accounting Standards Board (“CASB”) use this language extensively. In fact, direct costs and indirect costs are defined in FAR Sections 31.202 and 31.203 and in CASB Section 9904.402-30 respectively.

We believe that the use of this language increases the transparency of our disclosures as it reports to users in the same language that we report to customers and by which we manage the business. It is useful in understanding our business and in predicting financial forecasts. An understanding of direct and indirect costs is essential in the government contracting process. Most of the pricing negotiations and decisions made in our industry are made using this language. Routine oversight from government agencies (e.g. Defense Contract Audit Agency, Defense Contract Management Agency, etc.) makes reference to this language.

We also note that this Statement of Operations presentation is used extensively by other public and private companies and, therefore, provides for meaningful comparisons between registrants in our industry sector.

Item 302(a)(1)

Note 13 to the Consolidated Financial Statements reports the following quarterly information:

   *   Revenue

   *   Income from operations

   *   Net income

   *   Basic net income per share

   *   Diluted net income per share

We have reviewed this information for compliance with the requirements of Item 302(a)(1) of Regulation S-K and propose adding, in our future filings with the Commission, gross profit to our presentation of quarterly information. Gross profit would be defined as revenue less direct costs and would provide additional information to the reader of our financial statements.

As requested by the Staff, we are providing the following acknowledgements:

-                    the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

-                    Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

-                    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of these matters. If you have any questions relating to this supplemental letter, I can be reached by telephone at 703-234-7003, and by facsimile at 703-234-7501.

Thank you very much for your prompt attention to this matter.

Sincerely,

/s/ Thomas E. Dunn
Thomas E. Dunn

cc:	Jason Niethamer
Tammy Tangen
James E. Daniel
Jeffrey B. Grill